Filed Pursuant To Rule 424(b)(3)

File Number 333-175596

MICHAEL FOODS GROUP, INC.

SUPPLEMENT NO. 17 TO

MARKET-MAKING PROSPECTUS DATED AUGUST 8, 2011

THE DATE OF THIS SUPPLEMENT IS MARCH 25, 2013

ON MARCH 22, 2013, MICHAEL FOODS GROUP, INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED MARCH 22, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2013

MICHAEL FOODS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	333-173400	20-0344222
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 CARLSON PARKWAY SUITE 400 MINNETONKA, MINNESOTA	55305
(Address of principal executive offices)	(Zip Code)

(952) 258-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On March 22, 2013, Michael Foods Group, Inc. (the “Company”) issued a news release to the Company’s debtholders pertaining to the Company’s financial results for the fourth quarter of 2012. A copy of the news release issued by the Company in connection with this Current Report on Form 8-K under Item 9.01 is attached hereto as Exhibit 99.1 and incorporated by reference herein. The information in this Form 8-K shall not be deemed “Filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following material is filed as an exhibit to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on March 22, 2013.

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2013	MICHAEL FOODS GROUP, INC.

	By:	/s/ James E. Dwyer, Jr.
James E. Dwyer, Jr. Its: Chief Executive Officer and President

3

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	News release issued by the Company on March 22, 2013.

4

Exhibit 99.1

Contact:

Mark Westphal

Senior Vice President and

Chief Financial Officer

(952) 258-4000

MICHAEL FOODS REPORTS FOURTH QUARTER RESULTS

MINNETONKA, MN, March 22—Michael Foods Group, Inc. today reported financial results for the fourth quarter of 2012.

Net sales for the quarter ended December 29, 2012 were $503.6 million, compared to $470 million in 2011, an increase of 7.2%. Net earnings for the quarter ended December 29, 2012 were $13.7 million, compared to $19.3 million in 2011.

Net sales for the year ended December 29, 2012 were $1,856.1 million, compared to $1,766.6 million in 2011, an increase of 5.1%. Net earnings for the year ended December 29, 2012 were $30.1 million, compared to $14.3 million in 2011.

Earnings before interest, taxes, depreciation, amortization (“EBITDA”) and other adjustments (“adjusted EBITDA,” as defined in the Company’s credit facility) for the quarter ended December 29, 2012 were $67.3 million, compared to $70.9 million in 2011, a decrease of 5.1%. Adjusted EBITDA for the year ended December 29, 2012 were $242.8 million, compared to $230 million for the same period in 2011, an increase of 5.6%.

“Our team did a good job of delivering record adjusted EBITDA in 2012. We drove volume and revenue in a volatile environment, gaining share in most of our businesses with continued emphasis on value added products. Our continuous improvement efforts paid dividends by improving service and quality levels while providing savings to offset increasing costs. While pricing lagged cost increases in 4th quarter, we are confident in our pass-through pricing process and value-added product portfolio. MFI is well positioned to continue to grow in the coming year.” said Jim Dwyer, President and CEO.

Michael Foods Group, Inc. uses Adjusted EBITDA as a measurement of financial results, as an indication of the relative strength of its operating performance, and to determine incentive compensation levels. Management believes that EBITDA and Adjusted EBITDA provide potential investors with useful information with which to analyze and compare with other companies in our industry our operating performance and our ability to service debt.

Certain items contained in this release may be “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, ability to fund operations, intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and economies in which we operate and other information that is not historical information. When used herein, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance.

All forward-looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this release, including the factors described under “Risk Factors” in our 2011 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2012. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this release include changes in domestic and international economic conditions.

Unaudited segment data follows (in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case	Corporate &
	Products	Products	Products	Eliminations	Total
Quarter ended December 29, 2012
External net sales	$355,557	$43,619	$104,444	$—	$503,620
Net earnings (loss)	17,153	5,075	1,717	(10,237)	13,708
Adjusted EBITDA	51,104	12,534	5,573	(1,948)	67,263
Quarter ended December 31, 2011
External net sales	$313,139	$38,188	$118,654	$—	$469,981
Net earnings (loss)	11,533	4,418	2,268	1,101	19,320
Adjusted EBITDA	52,318	10,900	9,399	(1,755)	70,862
Year ended December 29, 2012
External net sales	$1,315,705	$153,481	$386,868	$—	$1,856,054
Net earnings (loss)	48,536	12,253	7,417	(38,112)	30,094
Adjusted EBITDA	195,354	34,496	24,486	(11,529)	242,807
Year ended December 31, 2011
External net sales	$1,228,410	$138,004	$400,174	$—	$1,766,588
Net earnings (loss)	49,974	8,976	7,257	(51,918)	14,289
Adjusted EBITDA	184,769	26,735	25,878	(7,404)	229,978

Beginning January 1, 2012, we changed our internal reporting of segment information. We now report all sales of shell egg and egg products and refrigerated potato products in their respective segments and the balance of our retail distributed products, cheese and other dairy-case products, as our third segment. This change increased the amount of external net sales, net earnings and adjusted EBITDA reported for prior periods for both the egg products and refrigerated potato products segments as we reclassified the egg and refrigerated potato products previously reported under the cheese & other dairy-case products segment. The December 31, 2011 quarter and annual periods have been restated to reflect the new internal reporting. This change has no impact on the assets of the segments as none of the underlying business unit operations were affected by this reporting change.

Adjusted EBITDA is a financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

The following table reconciles net earnings (loss) to adjusted EBITDA for the quarter ended December 29, 2012 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$17,153	$5,075	$1,717	$(10,237)	$13,708
Unrealized loss on currency transactions (a)	256	—	—	—	256

Consolidated net earnings (loss)	17,409	5,075	1,717	(10,237)	13,964
Interest expense	113	90	—	22,059	22,262
Intercompany interest expense (income)	7,084	495	1,079	(8,658)	—
Income tax expense (benefit)	6,669	3,716	590	(7,212)	3,763
Depreciation and amortization	18,605	2,919	1,939	1	23,464
Non-cash and stock option compensation	—	—	—	535	535
Costs associated with debt issuance	—	—	—	224	224
Costs associated with unconsummated acquisitions	—	—	—	1,832	1,832
Equity sponsor management fee	—	—	—	587	587
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	139	—	—	—	139
Unrealized loss on swap contracts	493	—	—	—	493
Intercompany allocation of corporate admin costs	592	239	248	(1,079)	—

Adjusted EBITDA, as defined in the credit agreement	$51,104	$12,534	$5,573	$(1,948)	$67,263

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.

The following table reconciles net earnings (loss) to adjusted EBITDA for the quarter ended December 31, 2011 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings	$11,533	$4,418	$2,268	$1,101	$19,320
Unrealized gain on currency transactions (a)	(366)	—	—	—	(366)

Consolidated net earnings	11,167	4,418	2,268	1,101	18,954
Interest expense	(173)	148	—	21,581	21,556
Intercompany interest expense (income)	7,347	513	1,119	(8,979)	—
Income tax expense (benefit)	9,973	2,478	3,631	(14,745)	1,337
Depreciation and amortization	19,320	2,495	1,804	2	23,621
Non-cash and stock option compensation	—	—	—	529	529
Realized loss upon the disposition of property not in the ordinary course of business	—	324	—	—	324
Equity sponsor management fee	—	—	—	574	574
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	138	—	—	—	138
Unrealized loss on swap contracts	554	—	—	—	554
Intercompany allocation of corporate admin costs	717	524	577	(1,818)	—
Non-cash other expenses (b)	3,275	—	—	—	3,275

Adjusted EBITDA, as defined in the credit agreement	$52,318	$10,900	$9,399	$(1,755)	$70,862

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The non-cash other expenses reflects an adjustment of inventory related to prior period activity, which was recorded in 2011 as it was not material to any prior period impacted or to 2011.

The following table reconciles net earnings (loss) to adjusted EBITDA for the year ended December 29, 2012 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$48,536	$12,253	$7,417	$(38,112)	$30,094
Unrealized gain on currency transactions (a)	(440)	—	—	—	(440)

Consolidated net earnings (loss)	48,096	12,253	7,417	(38,112)	29,654
Interest expense	659	439	—	89,466	90,564
Intercompany interest expense (income)	28,342	1,978	4,319	(34,639)	—
Income tax expense (benefit)	24,824	7,043	3,912	(23,255)	12,524
Depreciation and amortization	78,901	11,370	7,370	5	97,646
Non-cash and stock option compensation	—	—	—	2,121	2,121
Costs associated with debt issuance	—	—	—	224	224
Costs associated with unconsummated acquisitions	—	—	—	1,832	1,832
Unusual charges (b)	—	—	—	5,842	5,842
Equity sponsor management fee	—	—	—	2,425	2,425
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	564	—	—	—	564
Unrealized gain on swap contracts	(589)	—	—	—	(589)
Intercompany allocation of corporate admin costs	14,557	1,413	1,468	(17,438)	—

Adjusted EBITDA, as defined in the credit agreement	$195,354	$34,496	$24,486	$(11,529)	$242,807

(a)	The unrealized gain on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The unusual charges relate to the jury award in the National Pasteurized Eggs, Inc. trial.

The following table reconciles net earnings (loss) to adjusted EBITDA for the year ended December 31, 2011 (unaudited, in thousands):

			Cheese &
		Refrigerated	Other
	Egg	Potato	Dairy-Case
	Products	Products	Products	Corporate	Total
Net earnings (loss)	$49,974	$8,976	$7,257	$(51,918)	$14,289
Unrealized loss on currency transactions (a)	390	—	—	—	390

Consolidated net earnings (loss)	50,364	8,976	7,257	(51,918)	14,679
Interest expense	536	645	—	97,008	98,189
Intercompany interest expense (income)	14,712	1,027	2,242	(17,981)	—
Income tax expense (benefit)	29,915	3,995	7,501	(42,126)	(715)
Depreciation and amortization	78,443	11,048	7,748	7	97,246
Non-cash and stock option compensation	—	—	—	1,947	1,947
Cash expenses incurred in connection with the transaction	—	—	—	4,760	4,760
Business optimization project expense	—	—	—	2,830	2,830
Realized gain upon the disposition of property not in the ordinary course of business	—	(30)	—	—	(30)
Equity sponsor management fee	—	—	—	2,300	2,300
Fees and expenses in connection with the exchange of the 9.75% senior notes	—	—	—	351	351
Expenses related to industrial revenue bonds guaranteed by certain of our subsidiaries	670	—	—	—	670
Unrealized loss on swap contracts	949	—	—	—	949
Loss attributable to the early extinguishment of indebtedness	—	—	—	3,527	3,527
Intercompany allocation of corporate admin costs	5,905	1,074	1,130	(8,109)	—
Non-cash other expenses (b)	3,275	—	—	—	3,275

Adjusted EBITDA, as defined in the credit agreement	$184,769	$26,735	$25,878	$(7,404)	$229,978

(a)	The unrealized loss on currency transactions relates to an intercompany note receivable denominated in Canadian currency due from our Canadian subsidiary, MFI Food Canada Ltd.
(b)	The non-cash other expenses reflects an adjustment of inventory related to prior period activity, which was recorded in 2011 as it was not material to any prior period impacted or to 2011.

Michael Foods Group, Inc., based in Minnetonka, Minnesota, is a producer and distributor of food products to the foodservice, retail and food-ingredient markets. Its principal products are egg products, refrigerated potato products, cheese and other dairy-case products.

Consolidated statements of earnings are as follows:

Michael Foods Group, Inc.

Consolidated Statements of Earnings

(In thousands)

	Quarter Ended		Year Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Net sales	$503,620	$469,981	$1,856,054	$1,766,588
Cost of sales	420,391	393,683	1,544,501	1,493,575

Gross profit	83,229	76,298	311,553	273,013
Selling, general and administrative expenses	42,010	34,233	177,164	156,853

Operating profit	41,219	42,065	134,389	116,160
Interest expense, net	22,205	21,534	90,356	98,140
Unrealized (gain) loss on currency transactions	256	(366)	(440)	390
Loss on early extinguishment of debt	—	—	—	3,527

Earnings before income taxes and equity in losses of unconsolidated subsidiary	18,758	20,897	44,473	14,103
Income tax expense (benefit)	3,763	1,337	12,524	(715)
Equity in losses of unconsolidated subsidiary	1,287	240	1,855	529

Net earnings	$13,708	$19,320	$30,094	$14,289

			December 29,	December 31,
			2012	2011
Selected Balance Sheet Information:
Cash and equivalents			$43,274	$68,118

Accrued interest			$22,920	$20,420

Long-term debt, including current maturities			$1,209,403	$1,251,089

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